

TC
3/11

BB3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



03013586

RECEIVED
MAR - 3 2003

SEC FILE NUMBER
8- ~~84754~~
8- 50591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NIA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Route 17
(No. and Street)

Paramus   **N.J**   **07652**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence D. Marr   **201/845-6600**
                                                               (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — if individual, state last, first, middle name)

1375 Broadway   **New York**   **NY**   **10018**
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7 2003

1.

OATH OR AFFIRMATION

I, _____ Terrence D. Marr _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ NIA Securities, LLC _____, as of

_____ December 31 , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____ NONE _____

_____


_____
Signature

_____ President and CEO _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NIA SECURITIES, LLC

FINANCIAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2002

NIA SECURITIES, LLC

REPORT INDEX

DECEMBER 31, 2002



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER AND DIRECTORS OF
NIA SECURITIES, LLC:

We have audited the accompanying statement of financial condition of NIA Securities, LLC as of December 31, 2002 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
January 24, 2003

NIA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	109,769
Commissions receivable		82,926
Receivable from brokers and dealers		1,734
Deposit with clearing broker		100,000
Other		20,421
TOTAL ASSETS	$	314,850

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	187,012
MEMBER'S EQUITY		127,838
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	314,850

See the accompanying Notes to the Financial Statements.

NIA SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		$ 1,829,094
EXPENSES:		
Commissions	$	1,368,139
Clearance charges and regulatory fees		107,511
Salaries and payroll taxes		342,319
Allocated expenses		48,000
Other		16,063
Total Expenses		1,882,032
NET LOSS	$	(52,938)

See the accompanying Notes to the Financial Statements.

NIA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Member's Equity, January 1, 2002	$	107,776
Contributions		73,000
Net loss		(52,938)
Member's Equity, December 31, 2002	$	127,838

See the accompanying Notes to the Financial Statements.

NIA SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (52,938)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses charged by parent credited to member's contributions	$ 48,000	
(Increase) decrease in:		
Commissions receivable	(24,250)	
Receivable from brokers and dealers	12,136	
Deposit with clearing broker	(75,000)	
Other	1,302	
Increase in:		
Accounts payable and accrued expenses	40,047	
Total adjustments		2,235
Net Cash Used in Operating Activities		(50,703)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		25,000
NET DECREASE IN CASH		(25,703)
CASH:		
Beginning of year		135,472
End of year		$ 109,769

See the accompanying Notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

NIA Securities, LLC (the "Company") was organized in New Jersey on February 3, 1998, as a limited liability company. The Company is wholly owned by NIA Group, LLC ("Parent"). The articles of organization provide for the Company to continue until December 31, 2048 unless dissolved sooner.

Principal Business Activity:

The Company was formed to engage in broker-dealer activities involving the sale of mutual funds, variable, annuities and variable insurance products on an agency basis throughout the United States. The Company receives commissions from insurance companies and mutual funds for the sales of their products. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members.

Revenue and Expense Recognition:

Commission income and related expense are recorded on an accrual basis as the transactions occur.

Advertising costs are expensed as incurred.

NIA SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $71,690, which was $59,223 in excess of its required minimum net capital of $12,467. The Company's ratio of aggregate indebtedness to net capital was 2.61 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

During the year the Company had the following transactions with its parent company and affiliates:

Commission income	$ 370,519
Commission expense	$ 256,372

The Company entered into an expense agreement with the Parent whereby the Parent would incur and pay on behalf of the Company primarily all of the overhead and administrative expenses. An amount of $48,000 representing overhead and administrative expenses was allocated by the Parent and expensed by the Company. As the Parent will not request to be reimbursed, this amount has been credited to member's equity.

Included in accounts payable and accrued expenses is $56,087 due to the parent.

NIA SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - PROFIT SHARING PLAN:

The Company participates in an affiliate's 401(k) defined contribution profit sharing plan which covers all eligible employees. The plan provides for a discretionary matching policy which requires the Company to match 30% of employee contributions of up to 6%. Profit sharing expense for the year was paid by its parent company.

NOTE 6 - CREDIT RISK CONCENTRATION:

The Company maintains accounts in banks primarily in New Jersey. The excess of deposit balances reported by one bank over amounts that would have been covered by federal insurance was approximately $11,000 at December 31, 2002.

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER AND DIRECTORS OF
NIA SECURITIES, LLC:

We have audited the accompanying financial statements of NIA Securities, LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated January 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin Block & Anchin LLP

New York, New York
January 24, 2003

11.

NIA SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2002

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	127,838
NONALLOWABLE ASSETS		36,048
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		91,790
HAIRCUTS ON SECURITIES		20,100
NET CAPITAL		71,690
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $187,012 OR $5,000 WHICHEVER IS GREATER		12,467
EXCESS NET CAPITAL	$	59,223
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002)		
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$	63,781
DIFFERENCE DUE TO AUDIT ADJUSTMENTS		7,909
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$	71,690
TOTAL AGGREGATE INDEBTEDNESS	$	187,012
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.61 to 1

See Independent Auditors' Report on Supplementary Information.

NIA SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
NIA SECURITIES, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of NIA Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of NIA Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
January 24, 2003